Mail Stop 6010
Via Facsimile and U.S. Mail

March 2, 2007

Mr. Ronald R. Helm
Chief Executive Officer
Pacific Biometrics, Inc.
220 West Harrison Street
Seattle, Washington 98119

> **Re: Pacific Biometrics, Inc.**
> **Form 10-KSB for fiscal year ended June 30, 2006**
> **File No. 000-21537**

Dear Mr. Helm:

We have reviewed your filing and have the following comments. We have limited our review of your filing to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for fiscal year ended June 30, 2006

Management's Discussion and Analysis

Critical Accounting Estimates and Policies, page 23

1. It appears that you have identified revenue, the allowance for doubtful accounts, and the useful lives of tangible and intangible assets as critical accounting estimates but omit any discussion associated with these estimates. Your disclosure should provide investors with a fuller understanding of the uncertainties in applying critical accounting estimates and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. It should include quantification of the related variability in operating results that you expect to be reasonably likely to occur. For all critical

accounting estimates, please describe in disclosure-type format the expected uncertainties in applying your critical accounting policies, the effect that changes in such estimates have had on the financial statements for each period presented, and the effect that reasonably likely changes in the key assumptions underlying these estimates as of the latest balance sheet may have on the financial statements. Please refer to Section V of Financial Reporting Release No. 72 issued on December 29, 2003.

Results of Operations for the fiscal years ended June 30, 2006 and 2005 (Restated), page 25

2. An objective of MD&A is to provide information about the quality and potential variability of a company's earnings and cash flow to facilitate investors' determination of the likelihood that past performance is indicative of future performance. This disclosure should discuss and quantify the factors underlying the captions in the combined statement of operations and the impact of known trends and uncertainties. We note that laboratory expense and cost of goods sold as a percent of revenues decreased significantly from 76% of revenues in 2005 (Restated) to 48% of revenues in 2006. We believe you could improve your disclosure since you attribute this relative decrease only to "a significant increase in revenues and the fixed components of laboratory expense and cost of goods sold." Please provide an expanded discussion in disclosure-type format that explains more specifically why laboratory expense and cost of goods sold decreased from 76% of revenues to 48% of revenues. Include a breakdown of revenues for each period presented that quantifies contracts with a fixed price, contracts priced as fee-for-service with a cap and contracts priced as fee-for-service without a cap. Include a breakdown of laboratory expense and cost of goods sold that quantifies the fixed and variable cost components for each period presented. Include a more specific discussion of your future operating prospects, including your expected revenue growth and gross profit margins. Refer to our Interpretative Guidance in Financial Reporting Release No. 72.

Earnings before Taxes, Interest, Depreciation, and Amortization (EBITDA), page 29

3. You indicate that "we have added the EBITDA metric to our financial reporting for fiscal 2006 because we believe this metric more clearly illustrates company performance and we use it for internal reporting and budgeting, as well as for reviewing competitor's performance." We believe that non-GAAP measures, such as EBITDA, that eliminate recurring items are not permissible unless management reasonably believes the financial impact of these items will disappear or become immaterial within a near-term finite period. Since the items excluded from EBITDA are significant components of your business, the financial impact of these items will not disappear or become immaterial in the future. While Item 10(h) of Regulation S-B does not expressly prohibit the removal of recurring items, Answer 8 of "Frequently Asked Questions Regarding

the Use of Non-GAAP Financial Measures" states that companies should never use a non-GAAP financial measure in an attempt to smooth earnings and must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if that measure is used to evaluate performance. We believe that material items such as depreciation, amortization, interest expense, and income taxes should be discussed in MD&A but should not be eliminated or adjusted in connection with a non-GAAP measure. Please tell us how you plan to delete EBITDA as a performance measure in your filings or provide further justification that demonstrates to us in disclosure-type format why this measure provides useful information to investors.

Financial Statements

Notes to Financial Statements

Note 16 - Restatement, page F-23

4. You restated 2004 and 2005 financial statements to correct errors in your accounting for derivative financial instruments embedded in the 2004 and 2005 notes payable to Laurus Master Fund. Please tell us the following information.

- The date when discussions with management, the audit committee and your external auditors commenced and the date you concluded that you should revise the accounting treatment of your notes payable to Laurus.
- Explain the basis for your conclusion that filing of an Item 4.02 Form 8-K to provide notification of non-reliance on previously issued financial statements was not required.
- Explain the basis for your conclusion that filing amended Forms 10-QSB for fiscal 2006 was not required.
- Tell us why no disclosure was provided under Item 8A, Controls and Procedures, regarding the restatement that corrected the accounting errors. Please address the following:
  - The impact of the restatement on your assessment of the effectiveness of disclosure controls and procedures and changes to internal control over financial reporting.
  - Whether the weaknesses that led to the restatement constituted one or more material weaknesses.
  - A description of the corrective actions that you have taken or plan to take.

5. We were unable to adequately understand your accounting for the restatement of the 2004 and 2005 financial statements from your disclosure. For example, it is not clear how you determined the aggregate restated values at June 30, 2005 for the compound derivative liability ($2,851,849), the secured convertible notes ($1,516,761) and the beneficial conversion features and warrants ($2,419,639) in

connection with the $4 million in proceeds from the notes issued to Laurus Master Fund in 2004 and 2005. Please provide to us your accounting entries for the restatements with an explanation for each entry and describe more specifically how you determined the value for the compound derivative liability.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant